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                                                                       EXHIBIT C

                                      NOTE

$2,000,000.00                                                Arlington, Virginia
                                                                  April 27, 1999


         FOR VALUE RECEIVED, PAUL L. PERITO (the "Maker"), promises to pay to the order of STAR SCIENTIFIC, INC. ("SSI"), at 16 South Market Street, Petersburg, Virginia 23803, or at such other place as the holder hereof may in writing designate, without offset, in immediately available funds, the principal sum of Two Million Dollars and No Cents ($2,000,000.00), plus accrued interest on the unpaid principal balance of this Note at the rate of seven percent (7%) per annum.

         This Note shall be payable interest only annually on the 27th day of each and every April beginning on April 27, 2000, and continuing until April 27, 2004, when the unpaid principal balance of this Note, plus all accrued interest, charges and fees shall be due and payable in full. Interest shall be calculated on the basis of a 365-day year for the actual number of days outstanding. This Note may be prepaid in full, or in part, at any time without penalty or premium.

         Maker's liability for repayment of amounts due under this Note shall be limited to fifteen percent (15%) of the original principal balance of this Note.

         The failure of Maker to make when due any installment or other payment described herein, whether of principal, interest, late charges or other authorized charges due under this Note, which continues for a period of ten (10) days after receipt by Maker of notice thereof from SSI shall be an event of default under this Note and upon such an event of default, the entire unpaid balance of this Note shall, at the option of the holder, become immediately due and payable without notice or demand. The remedies provided in this Note and by any other agreement between the holder and any party are cumulative and not exclusive of any remedies provided by law. No failure or delay on the part of SSI to exercise any right, power or remedy under this Note shall be construed as a waiver of the right to exercise the same or any other right at any time. Maker agrees to pay all costs and expenses, including reasonable attorneys' fees which the holder incurs in collecting this Note.

         Maker waives presentment, demand, protest and notice of dishonor and all exemptions, whether homestead or otherwise, as to the obligations evidenced by this Note.

         SSI and any and each of its successors and assigns which holds this
Note is herein referred to as the "holder." This Note shall apply to and bind each party's heirs, personal representatives, successors, and assigns and shall inure to the benefit of the holder, its successors and assigns.

         This Note shall be governed by and construed in accordance with the laws of the Commonwealth of Virginia, without reference to its conflict of laws principles.


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         IN WITNESS WHEREOF, the Maker has executed and delivered this Note as of the date first above written.


                                          /s/ PAUL LOUIS PERITO       [SEAL]
                                          ----------------------------
                                          Paul L. Perito



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